Announcement by GKN plc

Notification of Major Interest in Shares

New GKN PLC

GKN plc (the 'Company') announces that it has received notification today from Deutsche Bank AG that they no longer have a notifiable interest in the issued share capital of the Company.





Grey Denham
Secretary

4 March 2005

dlw 3/24